Approval of the Additional Agendum for the Extraordinary General Shareholders Meeting

1. Date of EGM : November 16, 2006

2. Agenda (Agendum 3 added)
- Agendum 1: Appointment of Directors and an Outside Director
- Agendum 2: Appointment of the Outside Directors to be Nominated as Audit Committee members
- Agendum 3: Approval of Grant of Stock Option Rights